Exhibit 10.40

October 30, 2009

Mr. Dan Devine
Chief Financial Officer
Bridgepoint Education, Inc.
13500 Evening Creek Dr North, Suite 600
San Diego, CA  92128

RE:          Bridgepoint Education, Inc. (“Borrower”)

Obligor Number 158 (Revolving Line of Credit)

Dear Mr. Devine:

Comerica Bank (the “Bank”) has approved the extension of the maturity date of the above referenced credit facility as evidenced by that certain note/agreement, dated April 12, 2004 (as such may be amended, restated, modified, supplemented or revised from time to time, the “Agreement”) from October 31, 2009 to December 31, 2009.  Upon your execution of a counterpart of this letter, the maturity date shall be so amended.

The Agreement, as modified and amended hereby, shall be and remain in full force and effect in accordance with its respective terms and hereby is ratified and confirmed in all respects.  Except as expressly set forth herein or in Schedule A (Exceptions) attached hereto, the execution, delivery, and performance of this modification and amendment shall not operate as a waiver of, or as an amendment of, any right, power, or remedy of Bank under the Agreement, as in effect prior to the date hereof.  Borrower ratifies and reaffirms the continuing effectiveness of all promissory notes, guaranties, security agreements, mortgages, deeds of trust, environmental agreements, and all other instruments, documents and agreements entered into in connection with the Agreement.

By execution of a counterpart of this letter, Borrower further represents and warrants (1) that the representations and warranties contained in the Agreement are true and correct as of the date hereof, and (2) that no event of default has occurred and is continuing under the Agreement or any other document, instrument or agreement entered into in connection therewith, in each case except as set forth on Schedule A (Exceptions) attached hereto.

Sincerely,

Comerica Bank

By:	/s/ Greg Park
Greg Park
Vice President

Acknowledged and accepted on October 30, 2009:

Bridgepoint Education, Inc.

By:	/s/ Daniel J. Devine
Dan Devine
Chief Financial Officer

Schedule A

Exceptions

This Schedule A (this “Schedule”) is made with reference to the Loan and Security Agreement dated April 12, 2004, as amended to date (the “Agreement”), by and between Comerica Bank ( “Bank”) and Bridgepoint Education, Inc., a Delaware corporation (“Borrower,” or “we”).  The section numbers used in this Schedule refer to sections in the Agreement.  Capitalized terms used in this Schedule without definition shall have the meanings set forth for such terms in the Agreement.

This Schedule is attached to that certain Letter Agreement between Bank and Borrower and dated as of October 30, 2009 (the “Extension Agreement”) and is incorporated into and made a part of the Extension Agreement.

The representations and warranties of the Borrower set forth in the Extension Agreement and made subject to the exceptions and qualifications set forth herein.  To the extent relevant, information provided herein with respect to any section of the Agreement is incorporated by reference into each other section, whether or not such cross-reference is expressly stated.

The inclusion of any information in this Schedule shall not be deemed to be an admission or acknowledgment by the Borrower that such information is material to or outside the ordinary course of business of the Borrower, nor shall such information be deemed to establish a standard of materiality for purposes of the Agreement.

By accepting this Schedule, Bank acknowledges and agrees that none of the exceptions described herein constitute an Event of Default under the Agreement.

NO.	SECTION	DESCRIPTION OF EXCEPTION

5.1	Due Organization and Qualification	Each Subsidiary of Borrower is a limited liability company, not a corporation.

5.6	Intellectual Property Collateral	We currently have no Patents. We have some Trademarks which are registered and some which are unregistered.

5.12	Environmental Condition

We use hazardous materials at our ground campuses and generate small quantities of waste, such as used oil, antifreeze, paint, car batteries and laboratory materials. As a result, we are subject to a variety of environmental laws and regulations governing, among other things, the use, storage and disposal of solid and hazardous substances and waste and the clean-up of contamination at our facilities or off-site locations to which we send or have sent waste for disposal.

5.14	Subsidiaries	On March 12, 2009, we formed a new Subsidiary known as Waypoint Outcomes, LLC, a Delaware limited liability company.

6.3	Financial Statements, Reports, Certificates.

(d) We have reserved $50,000 for a claim arising out of an accident at the Ashford University campus.

Settlement of Stockholder Dispute. In February 2009, certain holders of common stock and warrants to purchase common stock asserted various claims against the Company, its directors and officers and Warburg Pincus based primarily on allegations of breach of fiduciary duty and violations of corporate governance requirements involving amendments to the Company’s certificate of incorporation made in connection with financings in 2005 and by certain stock options granted by the Company to its employees. On March 29, 2009, the Company reached a settlement with the claimants regarding these claims. The terms of the settlement were approved by the Company’s board of directors upon the recommendation of a special committee comprised of independent directors not affiliated with Warburg Pincus.

In exchange for a general release of claims against the Company, its directors and officers and Warburg Pincus, the Company and Warburg Pincus signed settlement agreements with the claimants pursuant to which the Company agreed:

(1) to issue an aggregate of 710,097 shares of common stock to the holders of common stock as of July 27, 2005, of which the claimants held approximately 90%;

(2) to make a cash payment to holders of warrants to purchase common stock as of July 27, 2005 (other than holders who have been the Company’s employees, or related to the Company’s employees) in an amount equal to $0.63 per share of common stock underlying each such warrant, resulting in a total cash payment of $433,000, of which the claimants would receive approximately 59%;

(3) to amend the Amended and Restated Registration Rights Agreement dated January 9, 2009 (Registration Rights Agreement), among the Company, Warburg Pincus and certain other security holders, to provide that the shares of common stock to be sold in the Company’s initial public offering would be allocated (i) first, to the Company, (ii) second, to members of the Company’s management team (in an amount not to exceed 10% of each member’s vested holdings as of April 30, 2009, assuming the vesting in full of all exit options held by such members as of that date), (iii) third, to all holders of common stock and warrants that are parties to the Registration Rights Agreement except Warburg Pincus (in an amount not to exceed 50% of the “Registrable Securities” held by such holders) and (iv) fourth, to Warburg Pincus; and

(4) to pay the reasonable fees and expenses of counsel to the security holders, not to exceed $50,000.

The settlement did not constitute an admission of guilt or liability on the Company’s part or on the part of Warburg Pincus or any of the Company’s officers or directors.

The Company recorded a total expense of $11.1 million in the first quarter of 2009 related to the stockholder dispute. The amount recorded included a non-cash expense of approximately $10.6 million related to the issuance of 710,097 shares of common stock (638,093 shares to claimants that have signed settlement agreements and 72,004 shares to the remaining common stockholders of record or their transferees as of July 27, 2005) based on the estimated fair value of the Company’s common stock on the date of settlement.

After settling with the claimants, we notified the other holders of common stock and other holders of warrants to purchase shares of common stock, in each case as of July 27, 2005, regarding these claims, the settlement terms and their ability to participate in the settlement. In April 2009, we reached settlement with all of the remaining holders of the common stock and of the shares subject to warrants outstanding, in each case as of July 27, 2005, at which time we ceased to be a potential obligor related to the claims asserted by these security holders. No additional expense was recorded in connection with this further settlement.

6.5	Taxes

We are currently not delinquent in the payment of any taxes applicable to Borrower or any Subsidiary. In the past, we have received notices of delinquency regarding late tax payments. These delinquencies were immaterial and have all been remedied in full with no significant impact on our results of operations or standing with any taxing authority.

6.10	Intellectual Property Rights

We have not notified the Bank of each and every occurrence of applications or registrations with the United States Copyright Office.

On October 3, 2009, pursuant to the Digital Millennium Copyright Act, we filed with the United States Copyright Office an Interim Designation of Agent to Receive Notification of Claimed Infringement for all domain names owned by or used by Borrower, Ashford University, LLC and University of the Rockies, LLC.

On September 10, 2008, we entered into a Settlement Agreement and Mutual Release relating to a successful claim of trademark infringement and unfair competition brought by Borrower against Professional Career Development Institute, LLC, arising out of their use of the name “Ashworth University.”

6.12	Accounts	To our knowledge, none of the accounts we have outside of the Bank are subject to account control agreements.

7.2	Change in Business; Change in Control or Executive Office	Borrower has relocated its headquarters to 13500 Evening Creek Drive North, Suite 600, San Diego, CA 92128.

7.3	Mergers or Acquisitions

On March 12, 2009, we formed a new Subsidiary known as Waypoint Outcomes, LLC, a Delaware limited liability company, to acquire substantially all of the assets of Subjective Metrics, Inc., including certain intellectual property assets. The acquisition closed on April 14, 2009.

7.6	Distributions

Upon the closing of our initial public offering on April 20, 2009, we paid to the holders of Series A Convertible Preferred Stock, out of the net proceeds of the offering, the accreted value of $27.7 million of the Series A Convertible Preferred Stock, which the holders elected to receive in cash.

7.7	Investments	We have no account control agreements in place for any of our investments.

7.8	Transactions with Affiliates

The following is a description of transactions since January 1, 2006, to which we have been a party, in which the amount involved exceeds $120,000 in any year and in which any of our directors, executive officers or holders of more than five percent of our common stock, on an as-converted basis, or any member of the immediate family of any of the foregoing persons has had or will have a direct or indirect material interest.

Second Amended and Restated Registration Rights Agreement

We are a party to a Second Amended and Restated Registration Rights Agreement dated August 26, 2009 with Warburg Pincus, Andrew S. Clark, Daniel J. Devine, Christopher L. Spohn, Jane McAuliffe, Rodney T. Sheng, Ross L. Woodard, Charlene Dackerman, Ryan Craig and certain other security holders. Under this agreement, security holders are entitled to registration rights with respect to their shares of common stock under certain circumstances (including shares of common stock issuable upon the exercise of certain options and warrants).

Indemnification Agreements

Our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. Additionally, as permitted by Delaware law, we have entered into indemnification agreements with each of our directors and executive officers.

Nominating Agreement

In February 2009, we entered into a nominating agreement with Warburg Pincus. Under the nominating agreement, as long as Warburg Pincus beneficially owns at least 15% of the outstanding shares of common stock after the closing of this offering, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that two individuals designated by Warburg Pincus be elected to the board. If at any time, Warburg Pincus beneficially owns less than 15% but more than 5% of the outstanding shares of common stock, we agree, subject to our fiduciary obligations, to nominate and recommend to our stockholders that one individual designated by Warburg Pincus be elected to the board.

Line of Credit with Warburg Pincus

In March 2007, we entered into a line of credit with Warburg Pincus under which we could borrow up to $3.0 million in principal at any time prior to March 2008. Under the line of credit, interest accrued at the prime rate plus 1.50%. During 2007, we borrowed a total of $2.0 million under the line of credit. As of December 31, 2007, all amounts were repaid and the line of credit was cancelled. We paid a total of $0.1 million in interest under the line of credit before it was cancelled.

Warburg Pincus Guarantee

In May 2004, Warburg Pincus entered into a guarantee in favor of a postsecondary college in the Connecticut state college system pursuant to which it agreed to guarantee our obligations to such college arising from an agreement we entered into with such college in May 2004. No amounts have been paid under the guarantee. The maximum amount payable under the guarantee was $1.0 million from May 2004 to June 2006 and $0.5 million from July 2006 to December 2006. Since January 2007, the maximum amount payable under the guarantee has been $0.1 million.

November 2003 Loan from Warburg Pincus to Andrew Clark

In November 2003, Warburg Pincus loaned $75,000 to Andrew Clark to finance Mr. Clark’s purchase of 75,000 shares of Series A Convertible Preferred Stock from us. In connection with such loan, Mr. Clark entered into a Secured Recourse Promissory Note and Pledge Agreement with Warburg Pincus which provided that the principal amount due under the note would accrue simple interest at a rate of 8% per year until November 26, 2005, the maturity date, after which time interest would accrue at a penalty rate of 16% per year, compounded monthly. The loan was secured by 75,000 shares of Series A Convertible Preferred Stock held by Mr. Clark. Mr. Clark repaid the loan in full on March 10, 2009, at which time the amount due under the note was $146,740 (including accrued interest of $71,740).

We have not disclosed above any agreements which have been terminated before the date of the Agreement.

7.10	Inventory and Equipment

Equipment is stored at all of our locations, including:

13480 Evening Creek Drive North, San Diego, California
13500 Evening Creek Drive North, San Diego, California
13520 Evening Creek Drive North, San Diego, California
8620 Spectrum Center Lane, San Diego, California (Sunroad)
555 East Pikes Peak Avenue, Colorado Springs, Colorado
559 East Pikes Peak Avenue, Colorado Springs, Colorado
400 North Bluff Blvd., Clinton, Iowa
1310 19th Avenue N.W., Clinton, Iowa
Two Bala Plaza Suite 300, Bala Cynwyd, Pennsylvania